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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated 14 November 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

—
Press statement dated 12 November 2003 "Orange Board to appoint Sanjiv Ahuja as Director".

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PRESS RELEASE

ORANGE BOARD TO APPOINT SANJIV AHUJA AS DIRECTOR

        Paris/London, 12 November 2003—The Board of Directors of Orange SA met on 4 November 2003, under the chairmanship of Thierry Breton. It was decided to propose Sanjiv Ahuja as a new Board Director to the next Orange shareholder meeting. Until that time, Sanjiv Ahuja will be invited to attend Orange SA Board meetings.

        Sanjiv joined Orange SA in April 23, 2003 as Chief Operating Officer. He was previously CEO of Comstellar Technologies, a California-based company focused on creating and bringing to market innovative communications technologies. He was a co-founder of the company in 2000, whose financial partners include Goldman Sachs, JP Morgan and Lehman Brothers. Prior to this he was president of Telcordia Technologies, providers of consulting services and communications software used by 80 per cent of the US telecommunications network.

        Sanjiv began his career at IBM in 1979 as a software engineer, and went on to hold a variety of roles in software development, design and marketing at IBM until 1994. He has a degree in electrical engineering from Delhi University, India, and a Masters in computer science from Columbia University in New York.

Notes to Editors

        The Orange group, a subsidiary of France Télécom, is one of the world's largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Luxembourg, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria), and Mumbai/India (BPL Mobile). As at 30 September 2003, the Orange Group had 46.9 million customers, Orange France 19.6 million, of which 19.2 million (97.7%) were active under the "Autorité de Régulation des Télécommunications" ("ART") definition, and the Orange UK active customer base was 13.4 million.

France Telecom Press Office	+ 33 (0)1 44 44 93 93
Orange Media Centre	+ 44 (0) 20 7984 2000

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
DATE: 14TH NOVEMBER 2003	By:	/s/ PHILIPPE MCALLISTER
	Name:	Philippe McAllister
	Title:	Director

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ORANGE BOARD TO APPOINT SANJIV AHUJA AS DIRECTOR
SIGNATURES